SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended

27 October 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

                *********************

Top of page 9
Group income statement

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
103,174	54,777	66,218	Sales and other operating revenues (Note 2)	168,291	299,666
			Earnings from jointly controlled entities -
1,172	357	359	after interest and tax	936	3,899
			Earnings from associates - after
155	714	920	interest and tax	1,919	631
135	191	157	Interest and other income	551	566
			Gains on sale of businesses and
193	522	202	fixed assets	805	1,197
104,829	56,561	67,856	Total revenues and other income	172,502	305,959

77,234	36,007	46,787	Purchases	113,571	217,122
7,549	5,997	5,929	Production and manufacturing expenses	18,033	21,756
1,886	673	663	Production and similar taxes (Note 3)	1,797	5,794
2,653	3,092	2,991	Depreciation, depletion and amortization	8,906	8,285
			Impairment and losses on sale of
54	216	157	businesses and fixed assets	510	117
232	347	378	Exploration expense	844	643
3,794	3,290	3,420	Distribution and administration expenses	10,059	11,667
			Fair value (gain) loss on embedded
(1,098)	(154)	(370)	derivatives	(710)	1,673
12,525	7,093	7,901	Profit before interest and taxation	19,492	38,902
391	274	266	Finance costs	858	1,178
			Net finance expense (income) relating
			to pensions and other post-retirement
(153)	47	45	benefits	142	(473)
12,287	6,772	7,590	Profit before taxation	18,492	38,197
4,101	2,343	2,235	Taxation	6,111	13,329
8,186	4,429	5,355	Profit for the period	12,381	24,868
			Attributable to
8,049	4,385	5,336	BP shareholders	12,283	24,501
137	44	19	Minority interest	98	367
8,186	4,429	5,355		12,381	24,868
			Earnings per share - cents (Note 4)
			Profit for the period attributable to
			BP shareholders
42.93	23.41	28.48	Basic	65.58	130.21
42.56	23.16	28.18	Diluted	64.91	129.04

Top of page 10
Group statement of comprehensive income

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
8,186	4,429	5,355	Profit for the period	12,381	24,868
(3,125)	2,351	549	Currency translation differences	1,889	(2,092)
			Exchange losses on translation of foreign
			operations transferred to gain or loss
-	42	4	on sales of businesses and fixed assets	46	-
			Available-for-sale investments marked to
(703)	207	256	market	537	(572)
			Available-for-sale investments - recycled
(15)	-	-	to the income statement	2	(20)
(594)	648	176	Cash flow hedges marked to market	613	(471)
			Cash flow hedges - recycled to the
16	178	71	income statement	488	15
			Cash flow hedges - recycled to the
(20)	42	19	balance sheet	132	(61)
292	439	(46)	Taxation	311	385
(4,149)	3,907	1,029	Other comprehensive income	4,018	(2,816)
4,037	8,336	6,384	Total comprehensive income	16,399	22,052
			Attributable to
3,914	8,260	6,375	BP shareholders	16,303	21,696
123	76	9	Minority interest	96	356
4,037	8,336	6,384		16,399	22,052

Group statement of changes in equity

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 31 December 2008	91,303	806	92,109

Total comprehensive income	16,303	96	16,399
Dividends	(7,860)	(324)	(8,184)
Share-based payments (net of tax)	479	-	479

At 30 September 2009	100,225	578	100,803

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 31 December 2007	93,690	962	94,652

Total comprehensive income	21,696	356	22,052
Dividends	(7,723)	(232)	(7,955)
Repurchase of ordinary share capital	(2,414)	-	(2,414)
Share-based payments (net of tax)	455	-	455

At 30 September 2008	105,704	1,086	106,790

Top of page 11
Group balance sheet

	30 September	31 December
	2009	2008
$ million
Non-current assets
Property, plant and equipment	106,692	103,200
Goodwill	10,203	9,878
Intangible assets	11,246	10,260
Investments in jointly controlled entities	15,446	23,826
Investments in associates	13,673	4,000
Other investments	1,408	855
Fixed assets	158,668	152,019
Loans	1,139	995
Other receivables	943	710
Derivative financial instruments	3,941	5,054
Prepayments	1,436	1,338
Deferred tax assets	408	-
Defined benefit pension plan surpluses	1,931	1,738
	168,466	161,854
Current assets
Loans	208	168
Inventories	18,988	16,821
Trade and other receivables	28,777	29,261
Derivative financial instruments	5,536	8,510
Prepayments	2,460	3,050
Current tax receivable	827	377
Cash and cash equivalents	9,883	8,197
	66,679	66,384
Total assets	235,145	228,238
Current liabilities
Trade and other payables	33,597	33,644
Derivative financial instruments	4,828	8,977
Accruals	6,205	6,743
Finance debt	9,487	15,740
Current tax payable	2,825	3,144
Provisions	1,360	1,545
	58,302	69,793
Non-current liabilities
Other payables	3,158	3,080
Derivative financial instruments	3,810	6,271
Accruals	729	784
Finance debt	27,068	17,464
Deferred tax liabilities	17,796	16,198
Provisions	12,976	12,108
Defined benefit pension plan and other
post-retirement benefit plan deficits	10,503	10,431
	76,040	66,336
Total liabilities	134,342	136,129
Net assets	100,803	92,109
Equity
BP shareholders' equity	100,225	91,303
Minority interest	578	806
	100,803	92,109

Top of page 12
Condensed group cash flow statement

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
			Operating activities
12,287	6,772	7,590	Profit before taxation	18,492	38,197
			Adjustments to reconcile profit before
			taxation to net cash provided by
			operating activities
			Depreciation, depletion and amortization
2,751	3,315	3,216	and exploration expenditure written off	9,380	8,611
			Impairment and (gain) loss on sale of
(139)	(306)	(45)	businesses and fixed assets	(295)	(1,080)
			Earnings from equity-accounted entities,
(568)	(250)	(678)	less dividends received	(1,180)	(1,872)
			Net charge for interest and other finance
25	38	203	expense, less net interest paid	330	(276)
128	101	135	Share-based payments	322	366
			Net operating charge for pensions
			and other post-retirement benefits, less
			contributions and benefit payments for
(14)	(46)	(261)	unfunded plans	(281)	149
92	(49)	(36)	Net charge for provisions, less payments	196	(113)
			Movements in inventories and other
			current and non-current assets and
4,830	(1,093)	(115)	liabilities (a)	(1,176)	(1,597)
(4,528)	(1,725)	(1,910)	Income taxes paid	(5,360)	(9,909)
14,864	6,757	8,099	Net cash provided by operating activities	20,428	32,476
			Investing activities
(7,748)	(5,211)	(4,975)	Capital expenditure	(15,003)	(16,896)
-	(8)	-	Acquisitions, net of cash acquired	(8)	(209)
(194)	(110)	(128)	Investment in jointly controlled entities	(341)	(807)
(14)	(40)	(72)	Investment in associates	(159)	(21)
365	360	506	Proceeds from disposal of fixed assets	1,177	700
			Proceeds from disposal of businesses,
-	337	98	net of cash disposed	435	-
150	96	79	Proceeds from loan repayments	292	484
(200)	-	-	Other	47	(200)
			Net cash (used in) provided by investing
(7,641)	(4,576)	(4,492)	activities	(13,560)	(16,949)
			Financing activities
(814)	27	63	Net issue (repurchase) of shares	125	(2,631)
397	4,441	2,367	Proceeds from long-term financing	11,427	3,229
(65)	(1,597)	(607)	Repayments of long-term financing	(4,784)	(2,256)
(1,380)	(1,860)	(1,806)	Net increase (decrease) in short-term debt	(3,848)	(3,288)
(2,624)	(2,620)	(2,621)	Dividends paid - BP shareholders	(7,860)	(7,723)
(110)	(74)	(139)	- Minority interest	(324)	(232)
			Net cash (used in) provided by financing
(4,596)	(1,683)	(2,743)	activities	(5,264)	(12,901)
			Currency translation differences relating to
(78)	101	60	cash and cash equivalents	82	(46)
			Increase (decrease) in cash and cash
2,549	599	924	equivalents	1,686	2,580
			Cash and cash equivalents at beginning
3,593	8,360	8,959	of period	8,197	3,562
6,142	8,959	9,883	Cash and cash equivalents at end of period	9,883	6,142
(a) Includes
2,978	(1,874)	(538)	Inventory holding (gains) losses	(2,666)	(2,300)
(1,098)	(154)	(370)	Fair value (gain) loss on embedded derivatives	(710)	1,673
Inventory holding gains and losses and fair value gains and losses on embedded derivatives are also included within profit before taxation.

Top of page 13
Capital expenditure and acquisitions

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
			By business
			Exploration and Production
5,252	1,422	1,395	US (a)	4,487	8,268
2,178	2,144	2,117	Non-US (b)	6,296	9,113
7,430	3,566	3,512		10,783	17,381
			Refining and Marketing
564	562	584	US (b)	1,713	3,523
552	276	335	Non-US	837	1,505
1,116	838	919		2,550	5,028
			Other businesses and corporate
228	364	502	US (c)	922	958
84	50	50	Non-US	141	338
312	414	552		1,063	1,296
8,858	4,818	4,983		14,396	23,705
			By geographical area
6,044	2,348	2,481	US (a)(b)(c)	7,122	12,749
2,814	2,470	2,502	Non-US (b)	7,274	10,956
8,858	4,818	4,983		14,396	23,705
			Included above:
-	-	281	Acquisitions and asset exchanges (b)	281	2,288

(a)
Third quarter 2008 and nine months ended 30 September 2008 included capital expenditure of $3,652 million in Exploration and Production relating to the purchase of all of Chesapeake Energy Corporation's interest in the Arkoma Basin Woodford Shale assets and the purchase of a 25% interest in
Chesapeake
's Fayetteville Shale assets.

(b)
Nine months ended 30 September 2008 included capital expenditure of $2,825 million in Exploration and Production and an asset exchange of $1,904 million in Refining and Marketing relating to the formation of an integrated North American oil sands business.

(c)
During the second quarter 2009 there was capital expenditure of $297 million related to wind turbines for post-2009 wind projects. Third quarter 2009 includes a further $107 million relating to these projects.

Exchange rates

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
1.89	1.55	1.64	US dollar/sterling average rate for the period	1.54	1.95
1.81	1.65	1.59	US dollar/sterling period-end rate	1.59	1.81
1.50	1.36	1.43	US dollar/euro average rate for the period	1.36	1.52
1.44	1.41	1.45	US dollar/euro period-end rate	1.45	1.44

Top of page 14
Analysis of replacement cost profit before interest and tax and reconciliation to profit before taxation
(a)

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
			By business
			Exploration and Production
3,739	1,161	1,864	US	4,168	10,425
8,970	3,885	5,065	Non-US	12,127	23,127
12,709	5,046	6,929		16,295	33,552
			Refining and Marketing
338	(326)	(229)	US	(247)	91
1,634	1,006	1,145	Non-US	2,933	3,669
1,972	680	916		2,686	3,760
			Other businesses and corporate
(288)	(129)	(179)	US	(587)	(625)
272	(454)	(407)	Non-US	(1,343)	82
(16)	(583)	(586)		(1,930)	(543)
14,665	5,143	7,259		17,051	36,769
838	76	104	Consolidation adjustment	(225)	(167)
			Replacement cost profit before
15,503	5,219	7,363	interest and tax (b)	16,826	36,602
			Inventory holding gains (losses) (c)
(164)	16	1	Exploration and Production	(17)	(134)
(2,795)	1,856	517	Refining and Marketing	2,700	2,420
(19)	2	20	Other businesses and corporate	(17)	14
12,525	7,093	7,901	Profit before interest and tax	19,492	38,902
391	274	266	Finance costs	858	1,178
			Net finance expense (income) relating
			to pensions and other post-retirement
(153)	47	45	benefits	142	(473)
12,287	6,772	7,590	Profit before taxation	18,492	38,197

			Replacement cost profit before
			interest and tax
			By geographical area
4,419	730	1,516	US	3,100	10,307
11,084	4,489	5,847	Non-US	13,726	26,295
15,503	5,219	7,363		16,826	36,602

(a)
IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, this measure of profit or loss is replacement cost profit before interest and tax. In addition, a reconciliation is required between the total of the operating segments' measures of profit or loss and the group profit or loss before taxation.

(b)
Replacement cost profit reflects the replacement cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses and their associated tax effect. Replacement cost profit for the group is not a recognized GAAP measure.

(c)
Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies incurred during the period and the cost of sales calculated on the first-in first-out (FIFO) method including any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement on a FIFO basis (and any related movements in net realizable value provisions) and the charge that would arise using average cost of supplies incurred during the period. For this purpose, average cost of supplies incurred during the period is calculated by dividing the total cost of inventory purchased in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP's management believes it is helpful to disclose this information.

Top of page 15
Non-operating items
(a)

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
			Exploration and Production
			Impairment and gain (loss) on sale of
33	359	72	businesses and fixed assets	504	165
(7)	-	3	Environmental and other provisions	3	(12)
			Restructuring, integration and
(6)	(6)	1	rationalization costs	(6)	(50)
1,098	154	370	Fair value gain (loss) on embedded	767	(1,668)
			derivatives
-	-	25	Other	21	331
1,118	507	471		1,289	(1,234)
			Refining and Marketing
			Impairment and gain (loss) on sale of
114	(52)	(13)	businesses and fixed assets	(86)	915
(62)	-	(190)	Environmental and other provisions	(190)	(62)
			Restructuring, integration and
(52)	(114)	(38)	rationalization costs	(415)	(343)
-	-	-	Fair value gain (loss) on embedded	(57)	-
			derivatives
-	-	-	Other	(9)	-
-	(166)	(241)		(757)	510
			Other businesses and corporate
			Impairment and gain (loss) on sale of
(8)	(1)	(14)	businesses and fixed assets	(123)	-
(76)	-	(16)	Environmental and other provisions	(91)	(76)
			Restructuring, integration and
(30)	(37)	(28)	rationalization costs	(136)	(163)
-	-	-	Fair value gain (loss) on embedded	-	(5)
			derivatives
(14)	(1)	(6)	Other	(74)	(88)
(128)	(39)	(64)		(424)	(332)

990	302	166	Total before taxation	108	(1,056)
(331)	(106)	(48)	Taxation credit (charge) (b)	(19)	383
659	196	118	Total after taxation for period	89	(673)

(a)	An analysis of non-operating items by region is shown on pages 5, 7 and 8.
(b)	Tax is calculated using the quarter's effective tax rate on replacement cost profit .

Non-operating items are charges and credits arising in consolidated entities that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. These disclosures are provided in order to enable investors better to understand and evaluate the group's financial performance.

Top of page 16
Non-GAAP information on

f
air value accounting effects

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
			Favourable (unfavourable) impact
			relative to management's measure
			of performance
97	135	180	Exploration and Production	473	(535)
636	(126)	86	Refining and Marketing	(149)	576
733	9	266		324	41
(245)	(3)	(77)	Taxation credit (charge) (a)	(98)	-
488	6	189		226	41

(a)	Tax is calculated using the quarter's effective tax rate on replacement cost profit .

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management's internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management's internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Reconciliation of non-GAAP information

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
			Exploration and Production
			Replacement cost profit before interest
			and tax adjusted for fair value accounting
12,612	4,911	6,749	effects	15,822	34,087
97	135	180	Impact of fair value accounting effects	473	(535)
			Replacement cost profit before interest
12,709	5,046	6,929	and tax	16,295	33,552

			Refining and Marketing
			Replacement cost profit before interest
			and tax adjusted for fair value accounting
1,336	806	830	effects	2,835	3,184
636	(126)	86	Impact of fair value accounting effects	(149)	576
			Replacement cost profit before interest
1,972	680	916	and tax	2,686	3,760

Top of page 17
Realizations and marker prices

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008

			Average realizations (a)
			Liquids ($/bbl) (b)
112.03	47.45	60.30	US	49.28	100.36
102.37	60.69	67.31	Europe	58.38	108.77
114.59	55.22	64.21	Rest of World	53.44	105.62
111.47	52.33	62.77	BP Average	52.20	103.96
			Natural gas ($/mcf)
7.88	2.47	2.73	US	2.86	7.79
8.17	4.86	2.96	Europe	4.69	8.16
5.61	2.77	2.84	Rest of World	3.01	5.28
6.49	2.86	2.81	BP Average	3.11	6.32
			Total hydrocarbons ($/boe)
83.33	34.90	43.84	US	36.92	77.55
84.52	49.11	52.72	Europe	47.31	85.69
64.13	31.81	36.25	Rest of World	32.11	60.87
73.49	35.02	41.12	BP Average	35.81	70.31
			Average oil marker prices ($/bbl)
115.09	59.13	68.08	Brent	57.32	111.11
118.07	59.71	68.12	West Texas Intermediate	57.22	113.49
117.16	59.10	69.07	Alaska North Slope	58.05	112.68
112.85	57.51	66.35	Mars	56.08	107.11
113.32	58.46	67.76	Urals (NWE- cif)	56.72	108.18
52.94	32.63	35.55	Russian domestic oil	29.74	54.31
			Average natural gas marker prices
10.25	3.51	3.39	Henry Hub gas price ($/mmbtu) (c)	3.93	9.74
61.48	27.51	21.57	UK Gas - National Balancing Point (p/therm)	31.90	58.44

(a)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Henry Hub First of Month Index.

Top of page 18
Notes

1.        Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2008 included in
BP Annual Report and Accounts 2008
.

BP prepares its consolidated financial statements included within its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group's consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts for 2009, which do not differ significantly from those used in
BP Annual Report and Accounts 2008
.

BP has adopted a new accounting standard, IFRS 8 'Operating Segments', with effect from 1 January 2009. The standard defines operating segments as components of an entity about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. It also sets out the required disclosures for operating segments. On adoption, there was no change to BP's segments that are separately reported but the segmental financial information is now based on measures as used by the chief operating decision maker. In particular, the segment measure of profit is replacement cost profit before interest and tax - see page 14 for further information. There was no effect on the group's reported income or net assets.

In addition, BP has adopted amendments to IAS 1 'Presentation of Financial Statements', also with effect from 1 January 2009. This requires separate presentation of owner and non-owner changes in equity by introducing the statement of comprehensive income - see page 10. The statement of recognized income and expense is no longer presented. Certain minor changes in the presentation of the statement of changes in equity were also made to comply with the revised standard - see page 10. There was no effect on the group's reported profit for the period or net assets.

Top of page 19
Notes

2.        Sales and other operating revenues

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
			By business
23,447	12,848	14,871	Exploration and Production	40,062	70,876
92,390	49,333	60,542	Refining and Marketing	150,448	266,894
1,347	603	761	Other businesses and corporate	1,948	3,655
117,184	62,784	76,174		192,458	341,425

			Less: sales between businesses
13,043	7,589	9,540	Exploration and Production	22,929	38,747
403	225	204	Refining and Marketing	540	1,632
564	193	212	Other businesses and corporate	698	1,380
14,010	8,007	9,956		24,167	41,759

			Third party sales and other
			operating revenues
10,404	5,259	5,331	Exploration and Production	17,133	32,129
91,987	49,108	60,338	Refining and Marketing	149,908	265,262
783	410	549	Other businesses and corporate	1,250	2,275
			Total third party sales and other
103,174	54,777	66,218	operating revenues	168,291	299,666

			By geographical area
37,642	20,677	24,637	US	62,894	108,370
76,156	39,371	48,174	Non-US	121,131	222,592
113,798	60,048	72,811		184,025	330,962
10,624	5,271	6,593	Less: sales between areas	15,734	31,296
103,174	54,777	66,218		168,291	299,666

3.        Production and similar taxes

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
752	133	166	US	378	2,375
1,134	540	497	Non-US	1,419	3,419
1,886	673	663		1,797	5,794

Top of page 20
Notes

4.        Earnings per share, shares in issue and shares repurchased

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

Prior to 2009, EpS amounts for the discrete quarterly periods were determined as the difference between the relevant year-to-date period amounts. The change in method of determination of the discrete quarterly EpS amounts does not have a significant effect and the comparative EpS amounts for 2008 have not been restated.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
			Results for the period
			Profit for the period attributable
8,049	4,385	5,336	to BP shareholders	12,283	24,501
-	1	-	Less: preference dividend	1	1
			Profit attributable to BP ordinary
8,049	4,384	5,336	shareholders	12,282	24,500
			Inventory holding (gains) losses,
1,980	(1,245)	(355)	net of tax	(1,775)	(1,495)
			RC profit attributable to BP ordinary
10,029	3,139	4,981	shareholders	10,507	23,005

			Basic weighted average number of
18,746,202	18,726,093	18,733,516	shares outstanding (thousand) (a)	18,726,934	18,815,131
3,124,367	3,121,016	3,122,253	ADS equivalent (thousand) (a)	3,121,156	3,135,855

			Weighted average number of
			shares outstanding used to
			calculate diluted
18,931,910	18,929,930	18,936,781	earnings per share (thousand) (a)	18,922,410	18,985,767
3,155,318	3,154,988	3,156,130	ADS equivalent (thousand) (a)	3,153,735	3,164,295

			Shares in issue at period-end
18,710,980	18,728,163	18,739,590	(thousand) (a)	18,739,590	18,710,980
3,118,497	3,121,361	3,123,265	ADS equivalent (thousand) (a)	3,123,265	3,118,497

			Shares repurchased in the period
92,861	-	-	(thousand)	-	269,757

(a)	Excludes treasury shares and the shares held by the Employee Share Ownership Plans and includes certain shares that will be issuable in the future under employee share plans.

Top of page 21
Notes

5.        Analysis of changes in net debt

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
			Opening balance
30,189	34,698	36,240	Finance debt	33,204	31,045
3,593	8,360	8,959	Less: Cash and cash equivalents	8,197	3,562
			Less: FV asset (liability) of hedges
900	(323)	179	related to finance debt	(34)	666
25,696	26,661	27,102	Opening net debt	25,041	26,817

			Closing balance
28,300	36,240	36,555	Finance debt	36,555	28,300
6,142	8,959	9,883	Less: Cash and cash equivalents	9,883	6,142
			Less: FV asset (liability) of hedges
149	179	370	related to finance debt	370	149
22,009	27,102	26,302	Closing net debt	26,302	22,009
3,687	(441)	800	Decrease (increase) in net debt	(1,261)	4,808

			Movement in cash and cash equivalents
2,627	498	864	(excluding exchange adjustments)	1,604	2,626
			Net cash outflow (inflow) from
1,048	(984)	46	financing (excluding share capital)	(2,795)	2,315
(8)	15	(97)	Other movements	(75)	(129)
			Movement in net debt before
3,667	(471)	813	exchange effects	(1,266)	4,812
20	30	(13)	Exchange adjustments	5	(4)
3,687	(441)	800	Decrease (increase) in net debt	(1,261)	4,808

Top of page 22
Notes

6.        TNK-BP operational and financial information

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			Production (Net of royalties) (BP share)
833	837	850	Crude oil (mb/d)	836	825
579	555	553	Natural gas (mmcf/d)	583	546
932	933	945	Total hydrocarbons (mboe/d) (a)	937	919
			$ million
			Income statement (BP share)
1,345	873	1,081	Profit before interest and tax (b)	2,373	4,580
(71)	(54)	(53)	Finance costs	(175)	(203)
(369)	(242)	(263)	Taxation	(690)	(1,224)
(56)	(31)	(33)	Minority interest	(96)	(209)
849	546	732	Net income	1,412	2,944
			Cash flow
300	468	252	Dividends received	720	1,500

Balance sheet	30 September	31 December
	2009	2008
Investments in jointly controlled entities	-	8,939
Investments in associates	9,585	-

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(b)	Third quarter and nine months 2009 includes a gain of $102 million related to the sale of TNK-BP's oil field services enterprises to Weatherford International.

7.        Inventory valuation

Due to falling oil prices a provision of $1,412 million was held at 31 December 2008 to write inventories down to their net realizable value. The net movement in the provision during the third quarter of 2009 was an increase of $128 million (second quarter of 2009 was an increase of $92 million). The movement in the provision in the nine months ended 30 September 2009 is a decrease of $943 million.

8.        Fourth-quarter results

BP's fourth-quarter results will be announced on 2 February 2010.

9.        Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 26 October 2009, is unaudited and does not constitute statutory financial statements. Statutory accounts for the financial year ended 31 December 2008 for BP have been filed with the Registrar of Companies in
England
 and
Wales
; the report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

Contacts

	London	United States
Press Office	Andrew Gowers	Ronnie Chappell
	+44 (0)20 7496 4324	+1 281 366 5174
Investor Relations	Fergus MacLeod	Rachael MacLean
http://www.bp.com/investors	+44 (0)20 7496 4717	+1 281 366 6766

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:   27 October, 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary